June 29, 2010

Lilyanna L. Peyser

Attorney Advisor

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:  My Catalogs Online, Inc.

       Amendment No.2 to Registration statement on form S-1

       Filed March 25, 2010

       File No. 333-163439

Dear Ms. Peyser:

The following are our responses to your comment letter of April 9, 2010.

Use of Proceeds, page 10

1.

Please revise the offering expense amounts under each scenario to reflect all offering costs, including the expenses to be incurred by you on behalf of the selling shareholders, the offering costs disclosed in Item 13 on page II-1, and all underwriting or placement commissions, discounts, and expenses.  For example, we note that the $50,000 of offering expenses in the 100% scenario does not agree with the $65,000 of offering expenses disclosed on page three and appears to exclude the offering costs disclosed in Item 13.

The offering expenses have been amended under each scenario to reflect all offering costs.

Dilution, page 11

2.

Consistent with our comment above, please revise your computations of net Tangible book value and dilution under each scenario to reflect all offering Expenses, including the expenses to be incurred by you on behalf of the selling shareholders, the offering costs disclosed in Item 13, and all underwriting or placement commissions, discounts, and expenses.

The computations of net Tangible book value and dilution have been amended under each scenario to reflect all offering costs.

3.

Although you added disclosures in response to comment 11 of our letter dated February 18, 2010, it appears that some of the disclosures are still missing.  As previously requested, please provide the number of shares held and percentage of shares held by existing shareholders and new shareholders under each separate offering scenario along with the percentage of capital contributed under each scenario.

The disclosure has been updated to include the previously omitted information, particularly the number of shares, and percentage of shares held by existing and new shareholders under each offering scenario, along with the percentage of capital contributed under each scenario.

Marketing Strategy, page 17

4.

We reissue comment 17 of our letter dated February 18, 2010. Please describe each marketing activity in greater detail, including the content and date of each activity, and advise us whether these activities are consistent with past practices.  Also, please provide for us a substantive analysis as to whether these activities constitute an offer of your securities.

Additional information regarding the marketing activity for the web-sites has been included.  None of the Companies marketing activities would be considered an offer of its securities, as all marketing activity was limited solely to marketing the company’s web-sites and the products available for purchase thereon.  At no time did the company market, directly or indirectly, that any securities of the company were available for purchase.

Management’s Discussion and Analysis of Financial Condition and Results of…page 18

5.

Your response to comment 15 of our letter dated February 18, 2010 indicates that you revised the registration statement in response to the comment, but we are unable to locate the revised disclosure.  Please tell us where to find the revised disclosure, or provide us with the information we previously requested.

The section has been modified to add:  Due to the limited nature of the Company’s operations to date, the Company does not believe that past performance is any indication of future performance.  The impact on the Company’s revenue’s of recognized trends and uncertainties in our market will not be recognized until such time as the Company has had sufficient operations to provide a baseline.

Executive Compensation, page 22

6.   We note your response to comment 23 of our letter dated February 18, 2010. Please revise the summary compensation table to disclose the issuances of stock to your named executive officers in the appropriate column.  Refer to Item 402(n)(2)(v) of Regulation S-K.

The summary compensation table has been revised as requested.

7.

We note your disclosure that you valued the stock awards in your table at $0.001 per share. However, it appears that you valued the shares issued to Christina M. Rosario and Dan O’Meara at $0.10 per share based upon the number of shares you issued to these individuals as disclosed on page II-1.  Please revise or advise.  In this regard, please note that you must disclose the aggregate grant date fair value of your stock awards in accordance with FASB ASC Topic 718.  Refer to Item 402(n)(2)(v) of Regulation S-K.

This disclosure has been revised to provide for the aggregate grant date fair value of the stock in accordance with FASB ASC Topic 718.   The valuation of the stock issued to Christina M. Rosario and Dan O’Meara at $.10 per share is correct. This was a negotiated price with these individuals for specific work performed.  The shares issued to one founder, Jerold Burden, were issued the founders were issued at Par for cash and to the other founder, Ronald Teblm, valued at the estimated value of his services which was $12,000 or .006 per share.

8.

Please revise the Total Compensation column in your table so that you include the stock award amounts in the total compensation calculation for each named executive officer.  Refer to Item 402(n)(2)(x) of Regulation S-K.

The Total Compensation column in the Table has been revised.

Certain Relationships and Related Party Transactions, page 23

9.   We note your response to comment 24 of our letter dated February 18, 2010. However, it does not appear that you have revised the registration statement in accordance with our original comment 39 of our letter dated December 31, 2009.  Accordingly, for each shareholder to whom are indebted, please disclose separately the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid, the amount of interest paid, and the rate or amount of interest payable on the indebtedness.

The disclosures in this section have been revised to provide a disclosure for each shareholder to whom we are indebted, a disclosure outlining separately the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid, the amount of interest paid, and the rate or amount of interest payable on the indebtedness.

Selling Stockholders, page 25

10.

We note your responses to comments 25 and 26 of our letter dated February 18, 2010.  However, it does not appear that you have revised your disclosure in response to those comments.  Accordingly, we re-issue those comments.

The disclosure has been revised to affirm that there was and is no relationship between the individuals and the Company.

Financial Statements for the Period Ended September 30, 2009, page F-1

11.

Please provide updated audited financial statements for the fiscal year ended December 31, 2009 in the next amendment.  Refer to Rule 8-08 of Regulation S-X.

The Issuer has changed its Year End to September 30 in line with its business objectives. Since the S-1 has not become effective as of yet, we have determined that now is the best time to make this change.  Therefore the audited September 30, 2009 year end financials are included, together with the interim financials for the three and six (6) months ending March 31, 2010.

The Auditor, Kramer Weisman and Associates LLP, has informed the Company that it no longer wishes to act as the Company’s auditor. There are no disagreements with the auditor and the company has chosen a new auditor, Salberg & Company, P.A. for its business going forward.  Kramer Weisman is working with Salberg & Company to assure an orderly transition.  Kramer Weisman has reviewed this filing and consented to the use of its audit herein.  Salberg & Company has also reviewed the interim, unaudited financials for the three and six (6) months ending March 31, 2010.

Consolidated Statements of Changes in Stockholders’ Deficit, page F-5

12.

Although you disclose in your statement of stockholders’ deficit that you issued 10,000,000 shares to a director and officer for a stock subscription receivable of  $10,000, you do not disclose such a stock issuance in Item 15 on page II-I.  In addition, certain other issuances of common stock described in  Item 15 do not agree with the issuances of common stock reflected on your statements of cash flows and stockholders’ deficit during the period from inception through September 30, 2009.  Please revise your filing to describe the dates, number of shares, and consideration received for each issuance of shares described in these sections of your filing or reconciles these differences for us.

This section has been revised as requested.

Item 15. Recent Sales of Unregistered Securities, page II-I

13.

We note your new disclosure in this section.  Please provide the date of sale of the securities sold.  Refer to Item 701(a) of Regulation S-K.

This section has been revised to add the date of sale of the securities sold.

14.

Also, please tell us why you changed the amounts for which you sold the shares to Bay State Financial, Maria Buonocore, and CLX & Associates.

The amounts for which shares were sold to Bay State Financial, Maria Buonocore and CLX & Associates did not change, however, the company had originally incorrectly reflected the sales price and corrected that error in the amendment.

15.

Further, please disclose the exemption from registration you relied upon for each separate issuance of shares and discuss briefly the facts you relied upon to make the exemption available.  Refer to Item 701(d) of Regulation S-K.  In this regard, we note that you relied upon Regulation D to privately issue a certain amount of shares.  Please tell us why you did not file a Form D on EDGAR regarding those private issuances for which you relied on the Regulation D exemption.  Refer to Rule 503(a) under the Securities Act.

The Company believed that it had complied with Regulation D at the time of issuance of the securities.  If a Form D was not filed, it was inadvertent. A Form D is being prepared and filed by the Company simultaneously with this filing.

16.

We note that you issued shares to Bay State Financial, Maria Buonocore, and CLX & Associates at $0.10 per shares.  However, you issued shares to Brandon Bridger at $0.20 per share, and you indicate in your summary compensation table that you valued the shares you issued to Jerrold D. Burden and Ronald Teblum at $0.001 per share and valued the shares you issued to Dan O’Meara and Christina M. Rosario at $0.10 per share.  Please explain why you issued the same shares to different shareholders at different prices.

The amounts for which shares were sold to Bay State Financial, Maria Buonocore and CLX & Associates did not change, however, the company had originally incorrectly reflected the sales price and corrected that error in this amendment.

Signatures, page II-4

17.

The registration statement is not signed as provided in Form S-1.  Your signatures currently are under the caption that should apply to the person signing for the registrant.  Additional signatures should appear below the relevant language in Form S-1 indicating that such persons are signing on behalf of the registrant and in the capacities indicated.  Refer to the Signatures section of Form S-1 including the instructions.

This section has been revised as requested.

An amended response is being simultaneously filed with this letter.  A red-lined version of the filing is enclosed with this response to assist you in your review.

Sincerely,

/s/ Ronald Teblum

Ronald Teblum

Chief Executive Officer

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